November 2, 2006

Stephen J. Fanning
President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, California 94545

Re: Thermage, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 24, 2006
File No. 333-136501

Dear Mr. Fanning:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover

1.   We note your response to prior comment 2. Regarding the remaining references to "independent studies" and similar statements in the prospectus, like on the inside front cover, please tell us whether the studies were financed by you or prepared for you or at your direction or for the registration statement. Also tell us whether the studies are publicly available.

2.   Please provide us with support for the statement on the inside front cover "[n]on-invasive tissue tightening supported by published independent scientific data."

Business, page 49

Our Thermage Procedure, page 55

3.   We note your response to prior comment 8. Please tell us why you believe studies
        that have followed patients for only one year following treatment support your
        statement that "the results of the procedure are not temporary." Are the results of
        the Thermage procedure as long lasting as competing treatments, such as surgical
        procedures?

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

4.   It is unclear why your response to prior comment 4 assumes that only those who
        visited the web site or registered received the procedure. It is also unclear why
        you do not include the 30,000 hits on the day the segment aired in your
        calculation or the cumulative effect of multiple airings. Also, it is unclear why
        you assumed that the programs did not result in any purchases of your generator.
        Therefore, we reissue the comment.

5.   Please discuss the "slow and difficult adoption" and the reasons for the
        seasonality mentioned on page 15 of your October 20, 2006 letter to us.

Aesthetic Procedures, page 51

6.   We note the reference to ultrasound on 59. Please tell us why this section does
        not discuss that alternative.

The Thermage Procedure, page 55

7.   We note your reference to tips accounting for 70% and 20% of tip unit volume on
        pages 19 and 20 of your October 20 letter to us. Please tell us where you have
        disclosed the three-year revenue history by product class required by Regulation
        S-K Item 101(c)(1)(i).

International, page 66

8.   Given the significance of the European regulations mentioned in your response to
        prior comment 9, please provide clear disclosure about the European process and
        the status of your compliance. Avoid ambiguous disclosure like "voluntarily
        harmonized standards" and "presumption of conformity with essential
        requirements."

Exhibits

9.   We note your response to prior comment 13, including your statement that some of the attachments to exhibits "were not part of the original." Please confirm that all exhibits include all attachments, including attachments that were completed after execution of the original agreements.

Exhibit 5.1

10.   Please file an opinion that covers all securities registered, including the over-allotment option.

11.   Please tell us how the "resolutions adopted by the Board of Directors of the Company" differ from the offering described in your registration statement. If the resolutions do not differ, it is unclear why the opinion must be conditioned on those resolutions given that the opinion is also conditioned on the shares being "issued and sold in the manner described in the Registration Statement."

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact at David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   David Saul, Esq., Wilson Sonsini Goodrich & Rosati, P.C.